CLEARLY CANADIAN CLOSES US $3.5 MILLION FINANCING

Cash Position now over US $7.5 MILLION –
Will Augment Marketing and New Product Development Initiatives

VANCOUVER, B.C., April 4, 2007— CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) (the “Company”) announced today that it has closed a series of recently announced non-brokered private placements (the "Financing") for a total sale of 1,166,333 common shares of the Company with an aggregate purchase price of US $3,499,000.00.

Stated Brent Lokash, President of Clearly Canadian, “This capital investment demonstrates the confidence our investors have in the Company, its product lines and in the path we are taking. These funds will augment our in house initiatives, with the purpose of creating, marketing and delivering our new and forthcoming lines of “better for you” products. Additionally our US $7.5 million in cash reserves will serve to greatly strengthen our ongoing efforts, as we continue to seek strategic acquisitions and open new distribution channels and opportunities for our expanding product offerings.”

In connection with the Financing, the Company is issuing, to the subscribers, warrants, which vest immediately and expire in two years, to purchase 333,334 common shares at a purchase price of US $3.25 per share. The Company is also paying finders' fees by issuing warrants, vesting immediately and expiring in two years, to purchase 23,333 common shares at a purchase price of US $3.25 per share and paying cash of US $69,930.00.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s recent acquisition of DMR Food Corporation marks the Company’s debut into organic and natural products with a wide range of dried fruit and nut snacks offerings from Sundridge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief that the Company’s cash reserves strengthens its marketing and acquisition efforts. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations/Steve Cook

E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing/ Carolyn Corcoran
Email: ccorcoran@clearly.ca
Tel: 1 (604) 742-5318